SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON decides on capital increase  / AIXTRON's 5-Point-Program is making good progress / Investment demand remains subdued / Positive earnings development additionally supported by unusual effects (news with additional features)

Aachen, Germany, October 23, 2013 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 46.2m for the third quarter 2013, representing a slight increase compared to the previous quarter. In the same quarter last year, revenues amounted to EUR 62.2m. In spite of the lower percentage of final acceptances, which usually have a positive earnings effect, relative to Q2/2013 revenues, the Company's EBIT was improved even before unusual effects. This is particularly attributable to the positive cost effects and efficiency gains from the 5-Point-Program initiated in Q1/2013. Thus, the Company is well on track to reduce its annual operating expenses by about 20%.

Key Financials

	2013	2012	+/-	2013	2012	+/-	2013
(in EUR million)	9M	9M		Q3	Q3		Q3*
Revenues	131.8	150.3	-12%	46.2	62.2	-26%
Gross profit	-24.8	-17.3	-43%	10.6	-42.3	125%	12.5
Gross margin	-19%	-11%	-8 pp	23%	-68%	91 pp	27%
Operating result (EBIT)	-83.1	-113.0	26%	2.9	-78.3	104%	-9.2

EBIT margin	-63%	-75%	12 pp	6%	-126%	132 pp	-20%

Net result	-86.2	-102.2	16%	1.6	-78.3	102%	-10.6

Net result margin	-65%	-68%	3 pp	3%	-126%	129 pp	-23%

Net result per share - basic (EUR)	-0.85	-1.01	16%	0.02	-0.77	103%
Net result per share - diluted (EUR)	-0.85	-1.01	16%	0.02	-0.77	103%
Free Cashflow**	-0.9	-63.5	99%	-6.5	-26.0	75%
Equipment order intake	96.1	96.0	0%	35.7	34.5	3%
Equipment order backlog (end of period)	72.8	109.8	-34%	72.8	109.8	-34%

* Excludes provision revisions and re-categorization of insurance

** Operating CF + Investing CF + Changes in Cash Deposits

In spite of continuously high capacity utilization rates at many LED chip manufacturers there were still no significant new investments in respective production equipment. AIXTRON's order intake showed a slight increase to EUR 35.7m in the third quarter (Q2/2013: EUR 30.5m; Q3/2012: EUR 34.5m). This is also reflected in the Company's revenue development.

The Q3/2013 gross profit, even excluding unusual effects, showed a considerable improvement against the same quarter of the previous year and was also up from the previous quarter. A lower revenue percentage of final acceptances was compensated by reduced production costs. An unusual effect in the gross profit was the EBIT-neutral reclassification of the expected insurance coverage amounting to EUR 15.0m following the fire in a third-party warehouse. In contrast to that, the consequent utilization of components in excess stock, slightly increased forecasts of tools to be sold as well as reduced obligations on purchase agreements with suppliers had a positive effect on gross profit as previously made provisions were reduced.

Mainly as a result of the aforementioned unusual effects and the positive cost effects from its 5-Point-Program the Company's Q3/2013 EBIT at EUR 2.9m was improved against both the previous year and the previous quarter (Q3/2013 Excludes provision revisions and re-categorization of insurance: EUR -9.2m; Q3/2012: EUR -78.3m; Q2/2013: EUR -9.8m).

The net result for Q3/2013 amounted to a positive EUR 1.6m (Q3/2013 excludes provision revisions and re-categorization of insurance: EUR -10.6m; Q3/2012:
EUR -78.3m; 9M/2013: EUR -86.2m; 9M/2012: EUR -102.2m), representing an improvement against both, the previous year and the previous quarter (Q2/2013: EUR -11.8m).

The free cash flow that was generated until the end of September demonstrates the specific focus on liquidity management. Though free cash flow was negative at
EUR -6.5m in the third quarter 2013, especially due to severance payments, the cash outflow for the first nine months amounts to only EUR -0.9m (Q2/2013: EUR -3.7m; Q3/2012: EUR -26.0m).

5-Point-Program

The 5-Point-Program, presented by the CEO in May 2013, is being consistently pursued. In the third quarter, AIXTRON started its 'supply chain process', an individual project related to point 3 'processes'. Amongst others, the aims of this project are an integrated planning process, to involve suppliers more closely in procurement and product development processes which allows AIXTRON to reduce the inventory risk and improve lead times as well as a better management of a more defined supply chain.

A thorough analysis of AIXTRON's technology fields has fundamentally confirmed the Management's view on targeted future business opportunities, such as Silicon applications, OLEDs and Power Electronics. The Management has also identified other technology fields with attractive market potential. Consequently, R & D expenses and investments are made in defined growth areas.

Management Review

'Though the order situation is still subdued we are using the time to adapt to the new market conditions', says Martin Goetzeler, CEO of AIXTRON SE. 'Our customers are currently in the course of optimizing their processes for the production of more powerful and cost-efficient devices. We are actively supporting the industry in this development with our newly implemented technical key account structure and our product roadmap. Moreover, we want to reduce both our lead times and the timeframe from the conception of a product to its volume production.'

High capacity utilization rates at leading LED manufacturers give reasons to believe that the overcapacity of MOCVD deposition equipment is further diminishing. However, there has still been no significant pick-up in the demand for new AIXTRON equipment even in the third quarter of 2013. As a result, it still remains difficult to give a precise forecast of the Company's revenues and EBIT margin. However, the Management thinks that Q4/2013 revenues will be higher than in Q3/2013.

Capital Increase

The Executive Board of AIXTRON SE has, with the consent of the Supervisory Board, agreed to increase the Company's share capital by partially utilizing its authorized capital of up to EUR 10,223,133 by issuing up to 10,223,133 new no-par value registered shares, corresponding to approximately 10.0% of the current share capital, for cash. Shareholders' subscription rights will be excluded.

The new shares will be admitted for trading without a prospectus in the regulated market of the Frankfurt Stock Exchange with a simultaneous listing in the Prime Standard segment of the Frankfurt Stock Exchange, which requires additional disclosure obligations. They will have full dividend entitlement as of January 1, 2013.

The new shares will be offered to qualified investors in Germany and internationally via an accelerated book building process.

The proceeds from the issue will be used to further strengthen the Company's technological leadership by investing in additional growth areas for the Company, including projects related to technologies for the manufacturing of Power Electronics, Organic LEDs (OLEDs) and Silicon Semiconductor applications. Additionally, the Capital Increase will strengthen the financial flexibility of AIXTRON by reinforcing its balance sheet and cash position.

Financial Tables

The 9M/2013 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at Reports/Presentations, as part of AIXTRON's quarterly financial report for the first nine months of 2013.

Investor Conference Call

Due to the results having been pulled forward, AIXTRON will now host a financial analyst and investor conference call on Thursday, October 24, 2013, 8:00 a.m. CEST (11:00 p.m. PDT (Wed.), 2:00 a.m. EDT) to review the first nine months 2013 results. From 7:45 a.m. CEST (10:45 p.m. PDT (Wed.), 1:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

This publication constitutes neither an offer to sell nor a solicitation of an offer to buy securities. In particular, this document constitutes neither an offer to sell nor a solicitation of an offer to purchase securities in the United States. The shares in AIXTRON SE (the "Shares") may not be offered or sold in the United States or to or for the account or benefit of "U. S. persons" (as such term is defined in Regulation S under the U. S. Securities Act of 1933, as amended (the "Securities Act")) absent registration or an exemption from registration under the Securities Act. The Shares have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States. There will be no public offering of Shares in the United States.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 23, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO